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                              November 5, 2020

       Ophir Sternberg
       Chief Executive Officer
       Opes Acquisition Corp.
       4218 NE 2nd Avenue
       Miami, FL 33137

                                                        Re: Opes Acquisition
Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed October 27,
2020
                                                            File No. 001-38417

       Dear Mr. Sternberg:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRER14A filed on October 27, 2020

       Exclusive Forum Selection, page 144

   1. We note your statement at the bottom of page 144: "As a result, the exclusive forum provision will not
apply to suits brought to enforce any duty or liability created by the
                                                        Exchange Act or any
other claim for which the federal courts have exclusive
                                                        jurisdiction." Please
revise the Amended and Restated Certificate of Incorporation to state the same, or tell us
how you will make future investors aware of the provision's limited applicability (for
example by including relevant disclosure in your future Exchange Act reports). Further, we
note that Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. If your exclusive forum
provision applies to Securities Act claims, please revise your proxy disclosure to state the
same and that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder. If this provision does not apply to
 Ophir Sternberg
Opes Acquisition Corp.
November 5, 2020
Page 2
         actions arising under the Securities Act, please revise your disclosure to state the same. In either case, please revise the Amended and Restated Certificate of Incorporation to
         address the provision's applicability to claims under the Securities Act, or tell us how you will make future investors aware of the provision's limited applicability (for example by including relevant disclosure in your future Exchange Act reports). Finally, please revise your risk factor on page 34 to discuss the applicability of the provision to claims under the federal securities laws, further describe the risks to investors associated with such provision (including increased costs to bring a claim and the limitation of investors' ability to bring a claim in a judicial forum that they find favorable), and address any uncertainty about the provision's enforceability.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any questions.



FirstName LastNameOphir Sternberg                               Sincerely,
Comapany NameOpes Acquisition Corp.
                                                                Division of
Corporation Finance
November 5, 2020 Page 2                                         Office of Trade
& Services
FirstName LastName